Exhibit 77(k)

On February 26, 2001, the Board of Trustees, and Audit Committee thereof, of Pilgrim Advisory Funds, Inc., on behalf of Pilgrim Asia-Pacific Equity Fund (the "Fund"), approved replacing KPGM LLP with PricewaterhouseCoopers LLP as the Fund's certifying accountant. The change was part of standardizing the accountancy process to ensure that the International Funds in the Pilgrim Fund complex shared the same independent accountant. KPMG LLP did not in the past two years issue a principal accountant's report that (i) contained an adverse opinion or a disclaimer of opinion, or (ii) was qualified or modified as to uncertainty, audit scope, or accounting principles. Also, during the past two years, the Fund had no disagreements with KPMG LLP regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure.